July 30, 2010	Dhiya El-Saden Direct: 213.229.7196 Fax: 213.229.6196 DElSaden@gibsondunn.com

VIA EDGAR	Client: C 22020-01306

Ms. Amanda Ravitz

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ducommun Incorporated
Amendment No. 1 to Registration Statement on Form S-3
Filed July 7, 2010
File No. 333-167021

Dear Ms. Ravitz:

On behalf of our client, Ducommun Incorporated (the “Company”), this responds to your letter of July 22, 2010 setting forth comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Amendment No. 1 to the Registration Statement on Form S-3 filed by the Company on July 7, 2010 (the “Registration Statement”). For your convenience, we have reproduced below the full text of each of the Staff’s comments together with the responses set forth below. The Company will file an amendment to the Registration Statement reflecting the changes requested by the Staff’s comments on the date the Registration Statement is to be declared effective (the “Amendment”).

Risk Factors, page 1

1.	We note your response to our prior comment number 1; however, the first paragraph under this heading continues to refer to risks which may be described in sections of the relevant documents other than the risk factors section. Please revise to remove references to such other section, since you must describe all known material risks in the risk factors section.

The Company will remove the references to the other sections of the relevant documents from the prospectus in the Amendment.

Exhibit 5.1

2.	Please have counsel revise paragraph (vii) on page 3 and paragraph A on page 8 to indicate that the opinion speaks as of the date of the effectiveness of the registration statement. Alternatively; confirm that counsel will refile the opinion dated the date of effectiveness.

July 30, 2010

The opinion will be refiled with the Amendment and will be dated the date of effectiveness.

3.	We note your response to previous comment 2, and we note that counsel’s opinion is limited to the laws of the State of New York, the Delaware General Corporation Law, and the California Corporations Code. We also note that the subsidiary guarantors are incorporated or organized in Arizona, Alabama, California, Delaware, or New York. Counsel is entitled to rely upon another counsel’s opinion to the extent necessary. Please have counsel revise its opinion letter so that it relies on the opinions filed as Exhibits 5.2 and 5.3.

The opinion filed with the Amendment will state that it relies on the opinions filed as Exhibits 5.2 and 5.3 as to matters of Alabama and Arizona law, respectively, with respect to matters governed by the laws of those states.

Exhibit 5.2

4.	Please have counsel revise paragraph (i) on page 2 and the third sentence of the penultimate paragraph on page 2 to indicate that the opinion speaks as of the date of the effectiveness of the registration statement. Alternatively, confirm that counsel will refile the opinion dated the date of effectiveness.

The opinion will be refiled with the Amendment and will be dated the date of effectiveness.

Exhibit 5.3

5.	Please have counsel remove the list of documents reviewed on pages 1 and 2. Counsel may review any documents of its client it believes are necessary to render an opinion. Alternatively, revise to state that counsel has examined all other documents as necessary to render its opinion.

The opinion filed with the Amendment will state that counsel has examined such other documents as it has deemed necessary as a basis for the opinion.

6.	Please have counsel revise paragraph 4.2 to remove the assumption that “the Securities will contain typical and customary terms” as it is not appropriate to include such a subjective assumption in counsel’s opinion nor is it appropriate to shift such a risk to investors.

The opinion filed with the Amendment will remove the referenced assumption.

July 30, 2010

7.	Please have counsel revise paragraph 4.4 on page 2 to indicate that the opinion speaks as of the date of the effectiveness of the registration statement. Alternatively, confirm that counsel will refile the opinion dated the date of effectiveness.

The opinion will be refiled with the Amendment and will be dated the date of effectiveness.

* * * * *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Dhiya El-Saden
Dhiya El-Saden

cc:    James S. Heiser, Ducommun Incorporated